                                                           File Number 70-8759


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                        Post-Effective Amendment No. 6
                                      to
                                   Form U-1

               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935

                                      By

                       CONSOLIDATED NATURAL GAS COMPANY
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199

                         CNG INTERNATIONAL CORPORATION
                        Two Fountain Square, Suite 600
                              11921 Freedom Drive
                          Reston, Virginia 20190-5608

        Consolidated Natural Gas Company, a registered holding company, is the parent of the other party

                  Names and addresses of agents for service:

                     S. E. WILLIAMS, Senior Vice President
                              and General Counsel
                       Consolidated Natural Gas Company
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199


                       N. F. CHANDLER, General Attorney
                Consolidated Natural Gas Service Company, Inc.
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199
       2                                              File Number 70-8759

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        Post-Effective Amendment No. 6
                                      to
                                   FORM U-1

               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935



Item 1. Description of Proposed Transaction
        ___________________________________


I. PRIOR CNG INTERNATIONAL AUTHORIZATIONS

     By order dated May 30, 1996, HCAR No. 26523, the Securities and Exchange

Commission ("Commission" or "SEC") authorized Consolidated Natural Gas Company

("CNG"), a registered holding company under the Public Utility Holding Company

Act of 1935 (the "Act"), to form CNG International Corporation ("CNG

International"), to directly or through intermediary companies acquire interests in exempt wholesale generators (EWGs") and foreign utility companies

("FUCOs") as such terms are respectively defined in Sections 32 and 33 of the

Act.  CNG was also authorized under such order to provide CNG International with certain credit support with respect to its investments.  Jurisdiction was retained over the applicant's request to invest up to $300 million(1) in

Foreign Energy Activities (including foreign gas pipelines) as defined in the application.


     By supplemental order dated October 25, 1996, HCAR No. 26595, the

Commission released jurisdiction over proposed investments of up to an

_______________

(1)  All dollar amounts are in U.S. currency unless otherwise noted.

aggregate of $75 million by CNG International in two gas pipelines in Latin

America ("South American Pipeline Projects").  Pursuit of investment in these two pipelines has been abandoned.(2)



     By supplemental order dated November 19, 1996, HCAR No. 26608, the

Commission released jurisdiction over a proposed investment of up to $75 million by CNG International in three gas pipeline projects in Australia

("Australian Pipeline Projects").  The initial investment in these projects was consummated in late 1996.  As a result of such transaction, CNG International now indirectly(3) holds a 30% ownership interest in Epic Energy Pty Ltd, an

Australian company ("Epic"), which currently owns and operates a 470 mile pipeline in Queensland, and two pipelines, 488 and 44 miles in length, serving markets in South Australia.



     In the November 19, 1996 order, the Commission reserved jurisdiction,

pending completion of the record, over: (i) the investment by CNG, through CNG

International, in entities that would engage in Consulting and Support





______________

(2) Since the $75 million authorization will no longer be needed, CNG regards $225 million available for release of jurisdiction for other Foreign Energy Activities in the proceeding under File No. 70-8759. This consists of the original $300 million less the $75 million which may be used with respect to the November 19, 1996 order with respect to the investment in Epic.

(3) CNG International owns all of the outstanding shares of CNG Cayman One Ltd. and CNG Cayman Two Ltd., which two subsidiaries own all of the outstanding stock of CNGI Australia Pty Ltd., which in turn owns 30% of the outstanding shares of Epic Energy Pty Ltd.



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Services(4) and Foreign Energy Activities (5) (other than the South American

Pipeline Projects and the Australian Pipeline Projects); (ii) the provision by

CNG, CNG International and its subsidiaries of credit support agreements aggregating, together with EWG/FUCO credit support, not more than $300 million with nonassociates in connection with Consulting and Support Services and

Foreign Energy Activities; (iii) the issuance to nonassociates by CNG

International and its subsidiaries of securities that are not exempt from prior

Commission review under sections 6(a) and 7 of the Act; (iv) agreements for the provision of goods and services between and among CNG International, its subsidiaries and other companies in the CNG system; (v) reporting requirements with respect to the proposed transactions, other than the investment in

Intermediate Subsidiaries, EWGs, FUCOs, the South American Pipeline Projects

and the Australian Pipeline Projects; and (vi) retention of an oil pipeline that comprises a portion of the South American Pipeline Projects.  The applicants now request removal of the reservation of jurisdiction over certain agreements for the provision of goods and services between and among CNG

International, its subsidiaries and other companies in the CNG system, and over certain consulting and other services to non-affiliates.






________________
(4) "Consulting and Support Services" are defined as energy consulting and administrative, technical, construction, operating, maintenance, and other management services to nonassociates in connection with their foreign operations.

(5) "Foreign Energy Activities" include: (i) the sale and servicing of energy equipment; (ii) gas transmission and storage; (iii) gas exploration and production: (iv) brokering and marketing of electricity, gas and other energy commodities; and (v) services related to the foregoing.

II. REQUEST FOR AUTHORIZATION OF SERVICE AGREEMENTS



     CNG International is now actively engaged, through its investment in Epic,

in the gas transmission business in Australia.  It is also reviewing other investment proposals in Australia, such as participating in bidding on the acquisition of PowerNet Victoria, a FUCO in the electric transmission business in the state of Victoria.  As its foreign business expands, CNG International perceives a need for service agreements between and among itself, its subsidiaries and other companies in the CNG system.  It, therefore, proposes the following.



     CNG International and each of its subsidiaries would be permitted to provide operations and maintenance, consulting or other services and goods to each other as are necessary or desirable for their respective operations at market prices.  Accordingly, the applicants request an exemption pursuant to section 13(b) of the Act from the requirements of rules 90 and 91 in connection with the rendering of such services; provided that no such services will be rendered to an associate company unless one or more of the following conditions is satisfied:



   (1) Such associate (including a foreign EWG or FUCO) does not derive any material part of its income, directly or indirectly from sources within the United States and which is not a public-utility company operating within the United States;



   (2) Such associate is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission

      ("FERC") or the appropriate state public utility commission, provided the purchaser of such electricity is not an associate of CNG;



   (3) Such associate is an EWG that sells electricity at rates based upon cost of service, as approved by FERC or any state public utility commission,

      provided that the purchaser is not an associate of CNG.



     Neither CNG International nor any of its subsidiaries will provide services or sell goods to any associate which, in turn, provides such services or sells such goods, directly or indirectly, to any other associate not described in any of the preceding enumerated categories.  Other companies in the CNG system may provide certain services to CNG International and its subsidiaries at cost in accordance with rules 90 and 91 under the Act.



III. REQUEST FOR AUTHORIZATION OF CONSULTING SERVICES



     The applicants also request removal of the reservation of jurisdiction over the rendering of consulting, administrative, technical, construction,

operating and maintenance and other management services to non-affiliated foreign persons.  Through its operation of an office in Sydney, Australia,

opportunities have arisen for CNG International and its subsidiaries to provide consulting services to Australian firms interested in obtaining knowledge of

American ways of conducting energy business in a competitive market setting.

CNG International and its subsidiaries accordingly seek authorization to provide such types of services at market based rates. Such services would be provided only to persons that do not derive any material part of their income,

directly or indirectly from sources within the United States and which are not public-utility companies operating within the United States.



IV. COMPLIANCE WITH RULE 53


     The entry into services agreements as requested herein may be transactions by CNG subsidiaries other than with respect to EWGs or FUCOs.  The entering into such agreements would be consummated only if, at the time thereof, and giving effect thereto, Consolidated's "aggregate investment" determined in accordance with Rule 53(a)(1)(i) in all EWGs and FUCOs would not exceed 50% of

Consolidated's consolidated retained earnings as defined in Rule 53(a)(1)(ii).

One-half of the CNG's average consolidated retained earnings as reported for the four most recent quarterly periods on CNG's Forms 10-K and 10-Q was

$737,514,000; CNG's investment in EWGs as of June 30, 1997 is approximately

$15,015,000.  The Company as of June 30, 1997 has $3,651,000 in investments in

FUCOs.



     The books and records of Consolidated's EWGs are kept in conformity with

United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Commission access to such books and records and financial statements as it may request.  It is anticipated that a minimal number of







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employees of Consolidated's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the Consolidated System,

and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies.



     Copies of this Application and all amendments thereto are being submitted to the public utility commissions of the States of Ohio, Pennsylvania, West

Virginia and Virginia, which are the only regulators having jurisdiction over the retail rates of the public-utility companies in the Consolidated System.

In addition, Consolidated will submit to each such commission a copy of any

Rule 24 certificate required hereunder, as well as a copy of Item 9 of

Consolidated's Form U5S, including Exhibits G and H thereof.


     None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c)

inapplicable.



Item 2.  Fees, Commissions and Expenses

         ______________________________


      It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the subject post-

effective amendment proceeding will not exceed $25,000, including fees payable to Consolidated Natural Gas Service Company, Inc. for services on a cost basis

(including costs of regularly employed counsel).

Item 3.  Applicable Statutory Provisions
         _______________________________


      The service agreement proposals herein are subject to sections 13(b) of the Act, and to rules 53, 54, 83, 87, 90, and 91 thereunder.



      The applicants are of the position that the at-cost provisions of section

13(b) of the Act should not apply to agreements for services and goods that are made between or among CNG International and its subsidiaries, all of which are engaged in business outside the United States, and between such parties and certain EWGs under restrictions as described in more detail above.  The application of section 13(b) in such circumstances would not be necessary or appropriate in the public interest or for the protection of investors or consumers.



      The Commission has granted exceptions under section 13(b) in similar circumstances to several other applicants.  These include the following.



     Northeast Utilities, et al., HCAR No. 26213 (Dec. 30, 1994)

     American Electric Power Company, Inc., et al., HCAR No. 26267 (April 5,
        1995)

     General Public Utilities Corporation, et al., HCAR No. 26307 (June 14,
        1995)

     Entergy Corporation, et al., HCAR No. 26322 (June 30, 1995)

     CINergy Corporation, et al., HCAR No. 26376 (Sept. 21, 1995)

     Allegheny Power System, Inc., HCAR No. 26401 (Oct. 27, 1995)

     Energy Initiatives, Inc., et al., HCAR No. 26419 (Nov. 28, 1995)

     The Southern Company, et al., HCAR No. 26468 (Feb. 2, 1996)

     General Public Utilities Corporation, et al., HCAR No. 26484 (March 6,
        1996)

     New England Electric System, et al., HCAR No. 26504 (April 15, 1996)

     Northeast Utilities, et al., HCAR No. 26623 ((Dec. 12, 1996)

     EUA Cogenex Corporation, et al., HCAR No. 26741 (July 15, 1997)


      The Commission in prior authorizations has allowed subsidiaries of a registered holding company to provide consulting and other services to non-

affiliated persons.  See Central and South West Corporation, et al., HCAR No.

26156 ((Nov. 3, 1994); The Southern Company, et al., HCAR No. 26212 (Dec. 30,

1994); General Public Utilities Corporation, et al., HCAR No. 26230 (Feb. 8,

1995); Entergy Corporation, et al., HCAR No. 26322 (June 30, 1995) and

Allegheny Power System, Inc., HCAR No. 26401 (Oct. 27, 1995).



      Accordingly, for the reasons set forth above, CNG requests that the SEC grant the exemption from section 13(b) for CNG International and its subsidiaries, authorize CNG International and its subsidiaries to render consulting and other services to foreign persons, and reserve jurisdiction over the remaining Foreign Energy Activities not yet authorized, pending completion of the record.

Item 4. Regulatory Approval
        ___________________


      The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the SEC).



Item 5.  Procedure
         _________


      It is hereby requested that the Commission issue its order with respect to the transactions proposed herein on or before October 14, 1997.


      It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions.  The Division of Investment Management - Office of

Public Utility Regulation may assist in the preparation of the Commission's decision.  There should be no waiting period between the issuance of the

Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements
         _________________________________


      The following exhibits and financial statements are made a part of this statement:


      (a)  Exhibits

      F       Opinion of counsel for CNG and CNG International
              (previously filed)

      O       Draft of Notice.
              (previously filed)



Item 7.  Information as to Environmental Effects
         _______________________________________


      The proposed transactions do not involve major federal action having a significant effect on the human environment.  No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

















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                                   SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY

                                  By  D. M. Westfall

                                      Senior Vice President
                                      and Chief Financial Officer


                                  CNG INTERNATIONAL CORPORATION

                                  By  N. F. Chandler

                                      Its attorney





Date: September 25, 1997